FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: December 17, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

FORM 51-901F

Quarterly Report

Incorporated as part of:            X   Schedule A

                    X   Schedule B & C
               (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER               KNIGHT RESOURCES LTD.

ISSUER ADDRESS               3rd FLOOR, 157 ALEXANDER STREET

                   VANCOUVER, BC, V6A 1B3

CONTACT PERSON               HARVEY KEATS

CONTACT’S POSITION           PRESIDENT

CONTACT TELEPHONE NUMBER   (604) 684-6535

FOR QUARTER ENDED           SEPTEMBER 30, 2004

DATE OF REPORT               DECEMBER 17, 2004

CERTIFICATE:

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder that requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Harvey Keats               “Harvey Keats”       December 17, 2004
Name of director           Signature           Date signed

David Patterson           “David Patterson”       December 17, 2004
Name of director           Signature           Date signed

KNIGHT RESOURCES LTD. Schedule B
Supplementary Information
For the Year Ended September 30, 2004

       1.    Analysis of expenses and deferred costs

      Please see the financial statements for the following:

▪Schedule of Exploration Expenditures and Schedule of General and Administrative Expenses

2.   Related party transactions
▪See the financial statements for a summary of related party transactions.

3.   a)   Securities issued during the period

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

01-Oct-03	Common shares	Warrants	475,000	$0.25	$118,750	Cash	$0
02-Oct-03	Common shares	Warrants	140,000	$0.25	$35,000	Cash	$0
06-Oct-03	Common shares	Warrants	125,000	$0.25	$31,250	Cash	$0
07-Oct-03	Common shares	Warrants	25,000	$0.25	$6,250	Cash	$0
09-Oct-03	Common shares	Warrants	5,000	$0.25	$1,250	Cash	$0
16-Oct-03	Common shares	Warrants	8,000	$0.25	$2,000	Cash	$0
21-Oct-03	Common shares	Warrants	25,000	$0.22	$5,500	Cash	$0
21-Oct-03	Common shares	Options	250,000	$0.30	$75,000	Cash	$0
22-Oct-03	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
24-Oct-03	Common shares	Options	535,000	$0.51	$272,850	Cash	$0
24-Oct-03	Common shares	Options	500,000	$0.30	$150,000	Cash	$0
24-Oct-03	Common shares	Warrants	127,000	$0.25	$31,750	Cash	$0
30-Oct-03	Common shares	Warrants	12,500	$0.25	$3,125	Cash	$0
31-Oct-03	Common shares	Warrants	130,000	$0.25	$32,500	Cash	$0
7-Nov-03	Common shares	Warrants	66,000	$0.25	$16,500	Cash	$0
14-Nov-03	Common shares	Options	72,000	$0.20	$14,400	Cash	$0
21-Nov-03	Common shares	Warrants	112,000	$0.25	$28,000	Cash	$0
26-Nov-03	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
27-Nov-03	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
2-Dec-03	Common shares	Warrants	5,000	$0.25	$1,250	Cash	$0
4-Dec-03	Common shares	Warrants	249,000	$0.25	$62,250	Cash	$0
8-Dec-03	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
10-Dec-03	Common shares	Options	78,000	$0.20	$15,600	Cash	$0
10-Dec-03	Common shares	Warrants	78,000	$0.25	$19,500	Cash	$0
11-Dec-03	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
11-Dec-03	Common shares	Units	6,730,769	$0.52	$3,500,000	Cash	$0
19-Dec-03	Common shares	Warrants	256,000	$0.25	$64,000	Cash	$0
22-Dec-03	Common shares	Options	15,000	$0.30	$4,500	Cash	$0

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

09-Jan-04	Common shares	Warrants	15,000	$0.25	$3,750	Cash	$0
13-Jan-04	Common shares	Warrants	13,000	$0.25	$3,250	Cash	$0
22-Jan-04	Common shares	Options	15,000	$0.30	$4,500	Cash	$0
26-Jan-04	Common shares	Warrants	19,500	$0.25	$4,875	Cash	$0
30-Jan-04	Common shares	Options	50,000	$0.20	$10,000	Cash	$0
10-Feb-04	Common shares	Options	50,000	$0.30	$15,000	Cash	$0
13-Feb-04	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
17-Feb-04	Common shares	Warrants	47,500	$0.25	$11,875	Cash	$0
19-Feb-04	Common shares	Warrants	250,000	$0.25	$62,500	Cash	$0
23-Feb-04	Common shares	Warrants	62,500	$0.25	$15,625	Cash	$0
24-Feb-04	Common shares	Warrants	20,000	$0.25	$5,000	Cash	$0
4-Mar-04	Common shares	Options	10,000	$0.30	$3,000	Cash	$0
05-Mar-04	Common shares	Warrants	365,000	$0.22	$80,300	Cash	$0
5-Mar-04	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
11-Mar-04	Common shares	Warrants	33,000	$0.25	$8,250	Cash	$0
12-Mar-04	Common shares	Warrants	82,000	$0.25	$20,500	Cash	$0
17-Mar-04	Common shares	Warrants	16,000	$0.25	$4,000	Cash	$0
22-Mar-04	Common shares	Warrants	50,000	$0.22	$11,000	Cash	$0
23-Mar-04	Common shares	Warrants	10,000	$0.22	$2,200	Cash	$0
25-Mar-04	Common shares	Warrants	100,000	$0.22	$22,000	Cash	$0
25-Mar-04	Common shares	Warrants	2,000	$0.25	$500	Cash	$0
7-Apr-04	Common shares	Warrants	119,000	$0.25	$29,750	Cash	$0
22-Apr-04	Common shares	Warrants	11,000	$0.25	$2,750	Cash	$0
23-Apr-04	Common shares	Warrants	144,000	$0.65	$93,600	Cash	$0
30-Apr-04	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
21-May-04	Common shares	Warrants	7,000	$0.25	$1,750	Cash	$0
8-Jun-04	Common shares	Warrants	1,000	$0.25	$250	Cash	$0
10-Jun-04	Common shares	Warrants	13,500	$0.25	$3,375	Cash	$0
28-Jul-04	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
11-Aug-04	Common shares	Warrants	432,500	$0.25	$108,125	Cash	$0
17-Aug-04	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
18-Aug-04	Common shares	Warrants	12,500	$0.25	$3,125	Cash	$0
23-Aug-04	Common shares	Warrants	5,000	$0.25	$1,250	Cash	$0
26-Aug-04	Common shares	Warrants	1,000	$0.25	$250	Cash	$0

b)   Options granted during the period

Date of			Exercise	Expiry
Grant	Number	Name	Price	Date

14-Nov-03	200,000	Investor relations	$0.83	13-Nov-05
23-Dec-03	900,000	Harvey Keats	$0.93	22-Dec-05
23-Dec-03	900,000	David Patterson	$0.93	22-Dec-05
23-Dec-03	200,000	Kerry Sparkes	$0.93	22-Dec-05
23-Dec-03	25,000	John Maher	$0.93	22-Dec-05
23-Dec-03	100,000	Erin Walmesley	$0.93	22-Dec-05
23-Dec-03	350,000	Employees	$0.93	22-Dec-05
23-Dec-03	150,000	Investor relations	$0.93	22-Dec-05
12-Feb-04	100,000	Employees	$1.15	11-Feb-06
26-Mar-04	100,000	Employees	$1.12	25-Mar-06
02-Jul-04	60,000	Laurie Sadler	$0.83	01-Jul-06
26-Jul-04	5,000	Employees	$0.68	25-Jul-04

4.   a)   Authorized share capital

100,000,000 common shares with no par value

b)   Issued and outstanding share capital

48,411,706 common shares at a recorded value of $15,532,563

c)   Options, warrants and convertible securities

		Exercise/
		Conversion
Type of Security	Number	Price	Expiry Date

Agent's options	1,300,000	$0.20	May 12, 2005
Options	237,500	$0.25	August 23, 2006
Options	50,000	$0.25	January 17, 2007
Options	1,082,500	$0.30	June 18, 2005
Options	340,000	$0.51	July 28, 2005
Options	200,000	$0.83	November 13, 2005
Options	2,620,000	$0.93	December 22, 2005
Options	100,000	$1.15	February 11, 2006
Options	100,000	$1.12	March 25, 2006
Options	60,000	$0.83	July 1, 2006
Options	5,000	$0.68	July 25, 2006
Warrants	8,000,000	$0.15	March 25, 2005
Warrants	5,785,000	$0.25	May 12, 2005
Warrants	6,586,769	$0.65	June 10, 2005

d)   Number of shares subject to escrow or pooling agreements

None

5.   Directors and officers of the Company

Harvey Keats   Director, President
David Patterson   Director, CEO
Kerry Sparkes   Director
John Maher   Director
Laurie Sadler   Director
Erin Walmesley   Secretary

KNIGHT RESOURCES LTD. Schedule C
Management Discussion and Analysis
For the Year Ended September 30, 2004

Knight Resources Ltd. is a natural resource exploration company. The Company’s primary project is the West Raglan nickel project located in northern Quebec. The Company also has an interest in a gas well near Fort St. John, British Columbia (the Fort St. John Project) and an interest in an oil and gas prospect in the Foothills Region of Alberta (the Maycroft Project).

West Raglan, Quebec

On March 26, 2003, the Company entered into a formal Option and Joint Venture Agreement with Anglo American Exploration (Canada) Ltd. ('Anglo American') whereby the Company can earn a 49% participating joint venture interest in the 720 square kilometre West Raglan Project located in the Cape Smith Belt in northern Quebec. To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on the property on or before December 31, 2006.

Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the West Raglan Project to 75% by arranging production financing for both parties.

Anglo American Exploration (Canada) Ltd. is a wholly owned subsidiary of Anglo American plc, of London, England.

2003 Program

The 2003 program began when AAEC flew the entire property with their deep penetrating SPECTREM electromagnetic and magnetic airborne system.

In July 2003, surface sampling discovered high grade locally derived boulders on the West Raglan Project. The best grab sample taken assayed 3.41% nickel, 2.91% copper, 0.09% cobalt, 3.3 grams/tonne palladium and 0.84 grams/tonne platinum.

In 2003, a total of 18 holes were drilled, eight of which intersected significant nickel, copper, cobalt, platinum and palladium mineralization in the Frontier East, Frontier Central, Frontier West and Frontier South zones of what is now termed the Greater Frontier area.

The discovery hole, WR-08 intersected 14.75 metres of 3.04% nickel in 50% net textured sulphides. The best hole, WR-16, intersected 5.12 metres of 4.16% nickel averaging 35% sulphides, including a 0.67 metre intersection of 11.83% nickel in massive sulphides.

2004 Program

Exploration on the West Raglan Project resumed in late June 2004. A detailed AEROTEM helicopter borne electromagnetic and magnetic survey was flown in July.

A total of 7,241 metres of BQ and BTW diamond drilling, in 60 holes, were drilled during the 2004 program the results of which were reported in detail in the Company’s news releases of October 18 and November 22, 2004.

Highlights of the 2004 diamond drill program are outlined in the table below.

Area	Hole Number	Core Length (metres)		Nickel %	Copper %	Platinum g/t	Palladium g/t

Frontier Central	WR-04-78		0.55	5.53	1.19	4.01	2.28

			0.30	1.82	0.55	2.04	4.20

			0.35	3.27	0.22	5.42	0.75

			0.30	1.38	0.22	0.51	1.92

Frontier South	WR-04-57		8.50	1.83	0.50	1.91	0.93

		including	4.50	2.26	0.67	2.26	0.82

Frontier South	WR-04-69		2.60	1.62	0.25	1.13	0.76

Frontier South	WR-04-70		1.60	1.08	0.42	1.41	0.65

Frontier South	WR-04-74		24.50	1.71	0.26	1.07	0.80

		including	3.95	5.31	0.66	2.82	2.07

		including	2.10	7.32	0.79	2.11	2.19

		including	1.35	5.91	0.69	2.61	2.68

		including	1.80	3.63	0.80	2.56	1.28

Frontier South	WR-04-76		6.20	0.94	0.20	0.75	0.44

		including	2.95	1.68	0.36	1.40	0.45

Seahawk	WR-04-47		14.80	0.83	0.13	0.47	0.30

		including	1.00	1.16	0.15	0.50	0.42

		including	2.90	1.15	0.17	0.63	0.43

Seahawk	WR-04-48		3.50	1.13	0.19	0.67	0.52

Frontier East	WR-04-23		5.60	0.95	0.20	0.84	0.28

		including	1.85	1.62	0.46	1.94	0.39

		including	0.30	2.45	2.25	10.01	0.43

Red Zone	WR-04-33		0.55	5.75	0.46	2.97	1.35

Drilling near last year’s discoveries in the Greater Frontier area, combined with prospecting, has expanded the area of known mineralization, in what is now referred to as the Greater Frontier area, to 3 kilometres by 1 kilometre.

Regional prospecting during 2004 has also resulted in the discovery of sulphide mineralization in ultramafic rocks on surface, in locally derived boulders, and in some cases in drill holes, at sites as far as 20 kilometres west of the Greater Frontier area and 27 kilometres east of the Greater Frontier area.

The new areas are referred to as Red Zone, Target 36, Seahawk and East Frontier South in the Greater Frontier area, as Nanuk and Terrace west of the Greater Frontier area, and as Zone 111, CDC, Boomerang and Beverly east of the Greater Frontier area.

All of the ultramafics explored in 2004 occur at the base of the Chukotat Group, interpreted to be the Raglan Formation, other than the ultramafic at Boomerang which is located in a transition zone near the top of the Povungnituk Group. Importantly, these new discoveries have confirmed the prospectivity of the Chukotat Group along the length of the West Raglan Property as well as the potential for mineralization within the Povungnituk Group.

2005 Program

The Company and its partner, Anglo American, are planning a 2005 exploration program with an anticipated budget of approximately $5,000,000.

Litigation

On April 21, 2004 Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 Anglo American filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company. On December 9, 2004, Novawest filed a Statement of Defence in the Supreme Court of British Columbia denying the allegations made in the Company’s lawsuit.

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

Maycroft, Alberta

In November 2001, Knight entered into a farmout agreement with Polaris Resources Ltd. (“Polaris”) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a large sour gas prospect near Maycroft in the Foothills region of Alberta, Canada.

Polaris, the operator, applied for a well license for the drilling of an initial test well and up to three additional wells from the same site. The Alberta Energy & Utilities Board ('AEUB') conducted a public hearing on the proposed drilling of the initial test well in Maycroft, Alberta in September 2003. On December 16, 2003, the AEUB denied the well license application for the Maycroft Project, submitted by Polaris.

As at September 30, 2004, the Company has spent $530,000 ($70,000 during fiscal 2004) on the Maycroft property and most of the costs incurred have been for preparatory work to obtain a well license. The Company’s interest in the property remains in good standing, however, as at September 30, 2004, the Company has written off all of the deferred costs as there has been no progress towards obtaining a well licence.

Fort St. John, B.C.

The Company has a 15% working interest in a gas well in Fort St. John, B.C. The well has produced approximately 520 million cubic feet of gas since it was tied in on August 2, 2000. Production was limited during 2002 and therefore the Company provided for 100% depletion of the well during the 2002 fiscal year. The well produced approximately 17 million cubic feet of gas during the year ended September 30, 2004, for net production income to the Company of $4,276.

Operations and Liquidity

The Company reported a loss of $7,391,865 (2003 - $1,597,424) and a loss per share of $0.16 (2003 - $0.08) for the year ended September 30, 2004. The Company’s 2004 loss has increased significantly compared to 2003 due to the Company’s involvement in the West Raglan Project, a change in accounting for stock-based awards and the write-off of deferred oil and gas expenditures. Included in the loss are exploration expenditures of $3,956,011 and stock based compensation of $2,003,198.

Effective October 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments.

The new rules require that a fair value based method of accounting be used for all stock-based payments to employees, directors and non-employees. The old rules only required a fair value based method of accounting for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets, and for stock options granted to non-employees. Accordingly, starting October 1, 2003, compensation expense is determined for all stock options when they are granted and is recognized over the vesting period of the options. The compensation expense is determined as the fair value of the option at the date of grant using the Black-Scholes option pricing model. The Company has chosen early adoption of this new policy and therefore will be accounting for the fair value of stock-based payments on a prospective basis with no restatement of prior periods.

The stock-based compensation is higher in 2004 than it would have been in 2003 due to the Company’s higher stock price volatility in 2004. Stock price volatility has a large affect in the Black-Scholes option pricing model of determining the fair value of stock options.

As a result of the positive exploration results from the West Raglan Project during calendar 2003, the Company increased its exploration program for calendar 2004. In connection with the increased exploration expenditures, the Company has accrued $2,676,012 in tax credits recoverable for the year ended September 30, 2004. These tax credits recoverable relate to the Government of Quebec’s exploration subsidy programs.

The Company does not anticipate significant production from the Fort St. John well in the future. As of the date of this report, there are no plans to abandon the well in the short term. The Company has fully funded its portion of abandonment costs.

The Company pays its officers fees as compensation for the time incurred in managing the Company. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The Company’s business required more management time during the year ended September 30, 2004 compared to the same period for 2003. The Company paid the CEO $129,525 (2003 - $9,000), the president $84,675 (2003 - $26,667) and the exploration manager $47,300 (2003 - $24,500) for the year ended September 30, 2004. Of these amounts, $89,637 was charged to exploration for technical geological services incurred on the West Raglan project.

On July 2, 2004, the Company added a fifth director to its Board. Mr. Laurie Sadler is a retired Chartered Accountant with extensive experience as a business advisor to public and private companies. Mr. Sadler is the Chairman of the Company’s audit committee. Also in July 2004, the Company began to pay its non-executive directors (Mr. Sadler and Mr. Maher) $1,000 per month.

The Company paid an arms-length private company $105,500 (2003 - $74,000) for administrative and accounting services and paid the same company $26,000 (2003 - $18,000) for rent of office space. The administrative fees have increased because of the Company’s increased business activity and rent has increased because the Company is using more office space. Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent and $500 per month for operating costs for its executive offices. David Patterson, CEO and director of the Company is also a director of ViewNorth Properties Ltd.

Promotion and travel costs increased significantly in 2004. Management has traveled across North America and Europe promoting the Company in order to raise money for future exploration expenditures. The Company is also paying two investor relations firms in order to raise awareness of the Company’s activities in North America and Europe (see below for details).

Most of the line items on the schedule of general and administrative expenses have increased in 2004 compared to 2003. The increase is in large part due to the Company’s involvement in the West Raglan Project which resulted in a significant increase in corporate activity and caused the Company to incur more costs in all areas. The Company’s interest income increased considerably in 2004 due to the company having greater amounts of cash on hand from equity financings to invest in short term interest bearing investments.

The Company’s working capital position improved by $133,999 in 2004 compared to 2003. The Company’s biggest use of funds was exploration expenditures during 2004 and 2003. The Company financed its operations and investments through the issuance of equity during 2004 and through the receipt of $690,987 in tax credits recovered. The funds raised in 2004 went towards exploration, short term investments and operations.

The Company’s funds from equity financing were derived as follows: 1) a non-brokered private placement in the amount of $3,500,000 by issuing 6,730,769 units, comprised of one common share and one share purchase warrant, at a price of $0.52 per unit; 2) issued 1,575,000 common shares pursuant to the exercise of stock options and agent’s options for proceeds of $564,850; and 3) issued 3,890,500 common shares pursuant to the exercise of warrants for proceeds of $1,013,725.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration commitments for the West Raglan Project.

After the Company spends approximately $3,200,000 on exploration during 2005, the Company will have earned its 49% interest in the West Raglan Project at which time the company will only be responsible for 49% of on-going exploration costs. The Company’s share of the anticipated $5,000,000 2005 program will be approximately $4,100,000, less approximately $1,700,000 in anticipated Quebec government tax credits recoverable as a result of the 2005 program, for an anticipated net cost to the Company of $2,400,000.

As a part of the Company’s option earn-in agreement with Anglo American, Anglo American is required to fund 20% of the initial $11.8 million in exploration through equity financings in the Company. Based on exploration work carried out to date, Anglo American is required to provide equity financing to the Company in the amount of approximately $450,000 ($370,000 at September 30, 2004). On December 13, 2004, the Company announced a non-brokered private placement in the amount of $450,000. These funds will be raised by the Company issuing a total of 1,000,000 units at a price of $0.45 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.45 for one year. Anglo American is the sole placee in the private placement. The private placement is subject to the approval of the TSX Venture Exchange. Anglo American will be required to provide the Company an additional $550,000 in equity financing for the 2005 program.

Subsequent to September 30, 2004, the Company raised $632,500 via equity financing as follows: 1) issued 1,300,000 commons shares and 1,300,000 share purchase warrants for proceeds of $260,000 pursuant to the exercise of agent’s options; 2) issued 170,000 common shares for proceeds of $42,500 pursuant to the exercise of warrants; and 3) issued 2,200,000 common shares to Donner Minerals Ltd. (“Donner”) for proceeds of $330,000 pursuant to the exercise of 2,200,000 share purchase warrants. As at November 23, 2004, Donner owned approximately 19.9% of the Company’s issued and outstanding common shares.

Investor Relations

Effective August 1, 2003 the Company engaged Institutional Market Communications Inc. (formerly Rock Marketing Inc.) of Vancouver, British Columbia to provide public relations for an initial term of 12 months. Institutional Market Communications is focused on servicing the Company's European shareholders and introducing and presenting the Company to interested investors. The Company pays Institutional Market Communications $5,000 per month, plus expenses on a month-to-month basis.

Effective October 1, 2003 the Company engaged Vanguard Shareholder Solutions Inc. of Vancouver, British Columbia to provide North American public relations for an initial term of 12 months. The Company pays Vanguard $8,000 per month, plus expenses. The contract has been extended on a month-to-month basis.

During the year ended September 30, 2004, the Company participated in investment and mineral resource conferences held in Calgary, Quebec City, Vancouver, Toronto, New York and Europe.